Exhibit 100.3

NICE Actimize Chosen by Bank of Communications to Implement
Anti-Money Laundering Financial Crime Solutions Strategy

The implementation will first launch Suspicious Activity Monitoring followed by other key anti-money laundering capabilities

Hoboken, N.J., January 25, 2018 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has been selected by Bank of Communications Co. Ltd., New York, which operates as a branch of Bank of Communications Co., Ltd. China, to implement a unified financial crime platform initially focused on strengthened anti-money laundering and customer due diligence capabilities. The implementation will include NICE Actimize’s Suspicious Activity Monitoring (SAM) for correspondent and wholesale banking, Customer Due Diligence (CDD) and Watch List Filtering solutions. The institution’s parent company, based in Shanghai, is ranked as China’s fifth largest financial institution.

Bank of Communications New York chose NICE Actimize’s competitive offerings in Transaction Monitoring, Customer Due Diligence and Watchlist Filtering, due to its deep industry experience, strong vision, and continued investment and commitment to AML technologies. NICE Actimize’s functionality for CDD supports the complete lifecycle assessment and re-assessment of customer risk as part of Know Your Customer (KYC) regulatory requirements including complex beneficial ownership structures.

“This New York branch of a major Chinese financial services organization is an important addition to the NICE Actimize financial crime fighting family, while demonstrating our continued support of regulated international branch banks who have recently been the focus of local regulators. This strategic win for NICE Actimize demonstrates the strength and accessibility of our AML solutions suite for financial institutions of all types and geographies,” said Joe Friscia, President, NICE Actimize.

By addressing such complexities as changing criminal abuses of the financial system, regulatory requirements, high personnel costs, and dramatic shifts in technology, NICE Actimize’s recently-announced Autonomous Financial Crime Management approach represents a tectonic shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk and handle these issues more effectively. Autonomous Financial Crime Management also streamlines and creates more productive use of personnel, therefore improving an organization’s operational effectiveness and business readiness.

For further information on NICE Actimize’s integrated anti-money laundering solutions, please click here.

About Bank of Communications
Bank of Communications (BoCom) was founded in 1908 and is one of the note-issuing banks with the longest history in modern China. Bank of Communications is the 5th largest Chinese bank and 22nd largest bank in the world with 232 domestic branches and 20 overseas entities in 16 countries including New York Branch and San Francisco Branch in U.S.  In 2016 BoCom was honored “Top 500 Global Companies” for the eighth consecutive year and was ranked No. 153 in terms of revenue by FORTUNE.  It was ranked No. 13 among the global top 1,000 banks in terms of Tier-1 Capital rated by The Banker.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.